UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

XenoPort, Inc.

(Name of Subject Company (Issuer))

AP Acquisition Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Arbor Pharmaceuticals, LLC

a wholly owned subsidiary of

Arbor Pharmaceuticals, Inc.

(Names of Filing Persons)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98411C100

(CUSIP Number of Class of Securities)

Leslie Zacks

Arbor Pharmaceuticals, Inc.

Six Concourse Parkway, Suite 1800

Atlanta, Georgia 30328

678-334-2420

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

J. Mark Ray

Sarah Ernst

Alston & Bird LLP

One Atlantic Center

1201 W. Peachtree St.

Atlanta, GA 30309

Telephone: (404) 881-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$483,446,702.70	$48,683.08

(1)	Estimated for purposes of calculating the filing fee only. Calculated by multiplying the offer price of $7.03 per share by 68,769,090 shares, which is the sum of (i) 63,859,099 issued and outstanding shares of common stock of XenoPort, Inc. (the “Company”); (ii) 2,886,020 shares of common stock of the Company underlying outstanding in-the-money options to purchase shares of common stock of the Company; and (iii) 2,023,971 shares of common stock of the Company underlying outstanding restricted stock units. This calculation does not include any shares of common stock of the Company issuable upon conversion of the Company’s outstanding convertible notes, as the conversion price for the convertible notes is greater than $7.03 per share. The convertible notes are therefore not expected to be converted. The foregoing share numbers have been provided by the Company to the Offeror and are as of June 3, 2016, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by .0001007.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48,683.08	Filing Party:	AP Acquisition Sub, Inc., Arbor Pharmaceuticals, LLC, and Arbor Pharmaceuticals, Inc.
Form or Registration No.: Schedule TO	Date Filed:	June 6, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements Items 11 and 12 in the Tender Offer Statement on Schedule TO, filed on June 6, 2016 with the Securities and Exchange Commission (the “SEC”) by AP Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), Arbor Pharmaceuticals, LLC, a Delaware limited liability company (“Parent”), and Arbor Pharmaceuticals, Inc., a Delaware corporation (the “Schedule TO”).

The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of XenoPort, Inc., a Delaware corporation (“XenoPort” or the “Company”), at a purchase price of $7.03 per Share (the “Offer Price”), net to the holder thereof in cash, subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

(a) The disclosure under Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase is hereby amended and supplemented by inserting the following paragraph to the end of Section 15:

“The condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied by the expiration of the HSR Act waiting period, effective June 15, 2016 at 11:59 p.m., New York City time.”

(b) The second paragraph of the subsection entitled “Antitrust Compliance” under Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and restated as follows:

“Arbor filed Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 31, 2016. The waiting period applicable to the Offer under the HSR Act expired effective June 15, 2016 at 11:59 p.m., New York City time.”

The joint press release announcing the expiration of the waiting period applicable to the Offer under the HSR Act is attached hereto as Exhibit (a)(5)(C).

Item 12. Exhibits.

Item 12 is hereby amended and supplemented to include the following:

(a)(5)(C) Joint press release issued by XenoPort and Parent, dated June 16, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AP ACQUISTION SUB, INC.

/s/ Edward J. Schutter
Name: Edward J. Schutter Title: President

ARBOR PHARMACEUTICALS, LLC

/s/ Edward J. Schutter
Name: Edward J. Schutter Title: President and CEO

ARBOR PHARMACEUTICALS, INC.

/s/ Edward J. Schutter
Name: Edward J. Schutter Title: President and CEO

Date: June 16, 2016

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